SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the Securities
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EMC CORPORATION

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March 28, 2002

Dear Stockholder:

We cordially invite you to attend our 2002 Annual Meeting of Stockholders, which will be held on Wednesday, May 8, 2002, at 10:00 a.m. at EMC's facility at 21 Coslin Drive, Southborough, Massachusetts. A map with directions to the meeting is on the back cover of the attached Proxy Statement.

At this meeting you are being asked to elect three Class III members to the Board of Directors for a three-year term and to approve the addition of 10,000,000 shares of common stock to the 1989 Employee Stock Purchase Plan. Your Board of Directors recommends that you vote in favor of each of these proposals. You are also being asked to act upon two stockholder proposals, if properly presented at the meeting. Your Board of Directors recommends that you vote against each of such stockholder proposals. You should read with care the attached Proxy Statement, which contains detailed information about each of these proposals.

Your vote is important regardless of the number of shares you own. Accordingly, we urge you to complete, sign, date and return your proxy card promptly in the enclosed postage-paid envelope. If you elected to access the 2002 Proxy Statement and Annual Report on Form 10-K for 2001 electronically, you will not be receiving a proxy card and must vote electronically. The fact that you have returned your proxy card in advance will assure representation of your shares but will not affect your right to vote in person should you attend the meeting.

If you plan to join us at the meeting, please complete and return the RSVP card. If you elected to access the proxy materials electronically, please go to www.emc.com/annualmeeting to complete your RSVP. **All stockholders who attend the meeting will be required to present valid picture identification, such as a driver's license or a passport.** Registration will begin at 8:30 a.m.

Following completion of the scheduled business, we will report on EMC's operations and answer questions. We hope that you will be able to join us on May 8th.

Very truly yours,

MICHAEL C. RUETTGERS
Executive Chairman of the Board

YOUR VOTE IS IMPORTANT

In order to assure representation of your shares at the meeting, please complete, sign and return the enclosed proxy card or vote electronically or by telephone. See Voting Electronically or by Telephone on page 2 of the Proxy Statement for details regarding the options available to you.

EMC CORPORATION

NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS

MAY 8, 2002

To the Stockholders:

Notice is hereby given that the Annual Meeting of Stockholders of EMC Corporation, a Massachusetts corporation, will be held at EMC's facility at 21 Coslin Drive, Southborough, Massachusetts, on Wednesday, May 8, 2002, at 10:00 a.m. for the following purposes:

1. To elect three members to the Board of Directors to serve for a three-year term as Class III Directors.

2. To amend the EMC Corporation 1989 Employee Stock Purchase Plan to increase the number of shares available for grant under such plan by 10,000,000 shares.

3. To act upon two stockholder proposals, if properly presented at the meeting.

4. To transact any and all other business that may properly come before the meeting or any adjournments thereof.

All stockholders of record at the close of business on March 11, 2002 are entitled to notice of and to vote at this meeting and any adjournments thereof.

Stockholders are requested to sign and date the enclosed proxy card and return it in the enclosed envelope. The envelope requires no postage if mailed in the United States. If you elected to access EMC's 2002 Proxy Statement and Annual Report on Form 10-K for 2001 electronically, you will not be receiving a proxy card and must vote electronically. For those who did not elect to receive such documents electronically, you may also be eligible to vote electronically or by telephone. Please see Voting Electronically or by Telephone on page 2 of the Proxy Statement for instructions.

EMC's Annual Report on Form 10-K for 2001 is enclosed.

By order of the Board of Directors

THOMAS J. DOUGHERTY, *Clerk*

March 28, 2002

EMC CORPORATION

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of EMC Corporation, a Massachusetts corporation, for the Annual Meeting of Stockholders of EMC to be held on May 8, 2002, and any adjournments thereof, for the purposes set forth in the attached Notice of the Annual Meeting of Stockholders (the "Notice of Annual Meeting"). EMC was incorporated in 1979, and its principal executive offices are located at 35 Parkwood Drive, Hopkinton, Massachusetts 01748. This Proxy Statement, EMC's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and the accompanying proxy card are first being distributed to stockholders on or about March 28, 2002.

All per share amounts of EMC's common stock, par value $.01 per share (the "Common Stock"), noted in this Proxy Statement have been adjusted to give effect to all stock splits.

Voting Rights and Outstanding Shares

As of March 11, 2002, EMC had outstanding 2,220,980,970 shares of Common Stock. The Common Stock is the only type of security entitled to vote at the Annual Meeting. Each share of Common Stock entitles the holder of record thereof at the close of business on March 11, 2002 to one vote on each of the matters to be voted upon at the Annual Meeting.

The expenses of preparing, printing and assembling the materials used in the solicitation of proxies will be borne by EMC. In addition to the solicitation of proxies by use of the mails, EMC may utilize the services of certain of its officers and employees (who will receive no compensation therefor in addition to their regular salaries) to solicit proxies personally and by mail, telephone and electronic means from brokerage houses and other stockholders. Also, EMC has retained Morrow & Co., Inc. to aid in the distribution and solicitation of proxies. Morrow & Co., Inc. will receive a fee of $15,000 as well as reimbursement for certain expenses incurred by them in connection with their services, all of which will be paid by EMC.

If the enclosed form of proxy is properly signed and returned or a proxy is voted electronically or by telephone, the shares represented thereby will be voted. If the stockholder specifies in the proxy how the shares are to be voted, they will be voted as specified. If the stockholder does not specify how the shares are to be voted, they will be voted in accordance with the recommendations of the Board of Directors. The Board's recommendation is set forth together with a description of each item in this Proxy Statement. The Board of Directors recommends a vote for the three persons listed under "Election of Directors" as Class III Directors, to serve until their successors are elected and qualified (Proposal 1), for approval of the amendment to EMC's 1989 Employee Stock Purchase Plan (Proposal 2), and against approval of each of the stockholder proposals (Proposals 3 and 4). Should any person so named be unable to serve or for good cause will not serve as director, the persons named in the enclosed form of proxy intend to vote for such other person as management may recommend. Any stockholder has the right to revoke his or her proxy at any time before it is voted by attending the meeting and voting in person or filing with the Clerk of EMC either a written instrument revoking the proxy or another executed proxy bearing a later date.

In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxy. An automated system administered by EMC's transfer agent tabulates all votes cast at the Annual Meeting. Neither abstentions nor broker non-votes will be considered votes properly cast at the Annual Meeting. Accordingly, because the approval of each of the proposals is based on the votes properly cast at the Annual Meeting, neither abstentions nor broker non-votes will have any effect upon the outcome of voting with respect to the proposals.

Voting Electronically or by Telephone

If your shares are registered in the name of a bank or brokerage firm and you have elected to access the 2002 Proxy Statement and Annual Report on Form 10-K for 2001 electronically, you will not be receiving a proxy card and must vote electronically. If you have not elected to access such documents electronically, you may still be eligible to vote electronically or by telephone. A large number of banks and brokerage firms participate in a program offering electronic and telephonic voting options. If your bank or brokerage firm participates, the voting instruction form you receive will provide instructions to vote electronically at the following address on the World Wide Web: *www.proxyvote.com* or by telephone. If you vote this year's proxy electronically, you may also elect to receive future proxy and other materials electronically by following the instructions when you vote. The Internet and telephone voting facilities will close at 11:59 p.m., E.S.T. on May 7, 2002.

Annual Meeting Admission

If you plan to attend the Annual Meeting in person, please complete and return the RSVP card mailed with this Proxy Statement. If you received your proxy materials electronically, please go to *www.emc.com/annualmeeting,* to complete your RSVP. Stockholders who have not returned the RSVP card will be required to present verification of ownership, such as a bank or brokerage firm account statement. All stockholders who attend the meeting will be required to present valid picture identification, such as a driver's license or passport. Registration will begin at 8:30 a.m.

Other Business

As of the date of this Proxy Statement, EMC's management has no knowledge of any business other than that described in the Notice of Annual Meeting that will be presented for consideration at the Annual Meeting. If any other business should properly come before the Annual Meeting, the persons appointed by the enclosed form of proxy shall have discretionary authority to vote all such proxies as they shall decide.

PROPOSAL 1

ELECTION OF DIRECTORS

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED BELOW.

Pursuant to Section 50A of Chapter 156B of the Massachusetts General Laws, the Board of Directors is currently divided into three classes, having staggered terms of three years each. Under Section 50A and EMC's By-laws, the Board of Directors may determine the total number of directors and the number of directors to be elected at any annual meeting of stockholders or special meeting in lieu thereof. The Board of Directors has fixed at nine the total number of directors and has fixed at three the number of Class III Directors to be elected at the 2002 Annual Meeting. Of the current total of seven directors, three Class III Directors have terms expiring at the 2002 Annual Meeting, two Class I Directors have terms expiring at the 2003 Annual Meeting and two Class II Directors have terms expiring at the 2004 Annual Meeting. The three directors whose terms expire at the 2002 Annual Meeting have been nominated by the Board of Directors for election at such meeting. All of the nominees for director are now Class III members of the Board of Directors. The three nominees who receive the greatest number of votes properly cast will be elected as Class III Directors. Each Class III Director elected at the 2002 Annual Meeting will serve until the 2005 Annual Meeting or special meeting in lieu thereof, and until that director's successor is elected and qualified.

Information With Respect to Nominees

Set forth below is information with respect to each nominee for Class III Director to be elected at the 2002 Annual Meeting, and for each Class I and Class II Director. All of the directors were previously elected by the stockholders except for Windle B. Priem, who was elected by the Board of Directors in December 2001.

NOMINEES TO SERVE AS CLASS III DIRECTORS FOR A THREE-YEAR TERM EXPIRING AT THE 2005 ANNUAL MEETING

Michael J. Cronin

Mr. Cronin, age 63, has been a Director of EMC since May 1990. He has been Chief Executive Officer of Cognition Corporation, a CAD/CAM software supplier, from September 1987 to the present. Mr. Cronin is also Chairman of the Board of Directors of Cognition Corporation. From June 1984 to September 1990, he was Chief Executive Officer and President of Automatix, Inc., an industrial vision systems manufacturer. Mr. Cronin is Chairman of the Executive Compensation and Stock Option Committee and a member of the Audit Committee and the Mergers and Acquisitions Committee of EMC.

W. Paul Fitzgerald

Mr. Fitzgerald, age 61, has been a Director of EMC since March 1991. From January 1985 to January 1988, he was Vice President, Finance of EMC. From January 1988 to March 1995, he was Senior Vice President, Finance and Administration and Chief Financial Officer of EMC. From October 1991 to March 1995, he was Treasurer of EMC. Mr. Fitzgerald retired as an employee of EMC in October 1995. Mr. Fitzgerald is Chairman of the Audit Committee and a member of the Stock Repurchase and Bond Redemption Oversight Committee of EMC.

Joseph M. Tucci

Mr. Tucci, age 54, has been Chief Executive Officer and a Director of EMC since January 2001, and has served as President of EMC since January 2000. From January 2000 to January 2001, he was also Chief Operating Officer of EMC. Prior to joining EMC, Mr. Tucci served as Deputy Chief Executive Officer of Getronics N.V., an information technology services company, from June 1999 through December 1999 and as Chairman of the Board and Chief Executive Officer of Wang Global, an information technology services company, from December 1993 to June 1999. Getronics N.V. acquired Wang Global in June 1999. Mr. Tucci joined Wang Global in 1990 as its Executive Vice President, Operations. Mr. Tucci is also a Director of Paychex, Inc., a provider of payroll, human resources and benefits outsourcing solutions. Mr. Tucci is Chairman of the Stock Repurchase and Bond Redemption Oversight Committee and a member of the Mergers and Acquisitions Committee of EMC.

CLASS I DIRECTORS SERVING A TERM EXPIRING AT THE 2003 ANNUAL MEETING

Windle B. Priem

Mr. Priem, age 64, has been a Director of EMC since December 2001. He has been a Vice Chairman of Korn/Ferry International, an executive recruiting agency, since July 2001. From January 1999 to June 2001, Mr. Priem served as Chief Executive Officer and President of Korn/Ferry. He joined Korn/Ferry in 1976 and has held various positions with Korn/Ferry, including Chief Operating Officer from July 1998 to December 1998 and President of the North American region from January 1996 to June 1998. Mr. Priem is also a Director of Korn/Ferry. Mr. Priem is a member of the Audit Committee and the Executive Compensation and Stock Option Committee of EMC.

Alfred M. Zeien

Mr. Zeien, age 72, has been a Director of EMC since December 1999. From February 1991 to April 1999, Mr. Zeien served as Chairman of the Board and Chief Executive Officer of The Gillette Company, a consumer products company. He joined Gillette in 1968 and held various positions with Gillette including President and Chief Operating Officer. Mr. Zeien is also a Director of Massachusetts Mutual Life Insurance Company, a financial services company, Polaroid Corporation, an instant and digital imaging company, Raytheon Company, a global technology and electronics company, and Inverness Medical Innovations, Inc., which develops, manufactures and markets self-test diagnostic and other products. Mr. Zeien is a member of the Audit Committee and the Executive Compensation and Stock Option Committee of EMC.

CLASS II DIRECTORS SERVING A TERM EXPIRING AT THE 2004 ANNUAL MEETING

John R. Egan

Mr. Egan, age 44, has been a Director of EMC since May 1992. From October 1986 to January 1992, he served in a number of executive positions with EMC including Executive Vice President, Operations and Executive Vice President, International Sales. From January 1992 to June 1996, Mr. Egan was Executive Vice President, Sales and Marketing of EMC. He was on a leave of absence as an executive officer of EMC from June 1996 to May 1997. From May 1997 to September 1998, he was Executive Vice President, Products and Offerings of EMC, at which time he resigned as an executive officer of EMC. Mr. Egan has remained an employee of EMC. Mr. Egan has also been a principal in a venture capital firm since October 1998. Mr. Egan is also a Director of NetScout Systems, Inc., a provider of network and application performance management solutions. Mr. Egan is Chairman of the Mergers and Acquisitions Committee of EMC.

Michael C. Ruettgers

Mr. Ruettgers, age 59, has been Executive Chairman of the Board of Directors of EMC since January 2001. He has served as a Director of EMC since May 1992. From January 1992 to January 2001, Mr. Ruettgers served as Chief Executive Officer of EMC. From October 1989 to January 2000, he was President of EMC. He also served as Chief Operating Officer of EMC from October 1989 to January 1992 and Executive Vice President, Operations from July 1988 to October 1989. Mr. Ruettgers is also a Director of Raytheon Company, a global technology and electronics company and PerkinElmer, Inc., a diversified technology company. Mr. Ruettgers is a member of the Mergers and Acquisitions Committee of EMC.

During the fiscal year ended December 31, 2001, EMC's Board of Directors held six meetings.

PROPOSAL 2

APPROVAL OF AMENDMENT TO THE COMPANY'S 1989 EMPLOYEE STOCK PURCHASE PLAN

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 2

On May 10, 1989, the Company's stockholders adopted and approved the EMC Corporation 1989 Employee Stock Purchase Plan (the "1989 Plan") and 7,200,000 shares of Common Stock were reserved for purchase thereunder. On May 8, 1991, May 12, 1993, May 8, 1996 and May 5, 1999, the 1989 Plan was amended to include an additional 14,400,000, 9,600,000, 8,000,000 and 8,800,000 shares, respectively, of Common Stock. Currently, the total number of shares of Common Stock that are authorized to be purchased under the 1989 Plan is 48,000,000. As of February 28, 2002, 6,151,544 shares remained available for future purchases under this plan.

On January 16, 2002, the Board of Directors approved an amendment to the 1989 Plan to increase the number of shares available under such plan by 10,000,000 shares. The affirmative vote of a majority of the votes properly cast at the Annual Meeting is required to approve this amendment to the 1989 Plan. Based upon the Company's current stock price and historical rates of employee participation in the 1989 Plan, the Company's forecast indicates that there may not be sufficient shares available for purchase once the current six-month purchase period ends. Additional shares are needed for use in the 1989 Plan so that the 1989 Plan can continue to be used as a benefit plan to attract and retain employees of the Company and its subsidiaries. If this amendment to the 1989 Plan is not approved by the stockholders, the Board of Directors will suspend employee participation in the 1989 Plan once the currently available shares are purchased. The proceeds received by the Company from the sale of Common Stock under the 1989 Plan are used for the general corporate purposes of the Company.

Summary of the 1989 Plan

If the January 16, 2002 amendment adding 10,000,000 shares is approved by the Company's stockholders, a total of not more than 58,000,000 shares of Common Stock may be issued under the 1989 Plan. Such shares may, at the discretion of the Board of Directors, be issued from the Company's authorized but unissued Common Stock or from the Company's treasury. The 1989 Plan provides for the Company to grant six-month options to participating employees to purchase shares of Common Stock. Each employee of the Company or a subsidiary of the Company having at least three months of continuous service on the date of grant of an option is eligible to participate in the 1989 Plan, except for employees whose customary employment is 20 hours or less per week. In addition, any employee who immediately after the grant of an option would be deemed under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), to own 5% or more of the outstanding Common Stock would not be eligible to receive such an option. Furthermore, no employee will be granted an option under the 1989 Plan which would permit his or her right to purchase shares to accrue at a rate which exceeds $25,000 in fair market value of Common Stock (determined at the time the option is granted) for any calendar year. Members of the Board of Directors who are not employed as regular salaried officers or employees of the Company may not participate in the 1989 Plan. As of January 1, 2002, there were approximately 20,100 employees of the Company and its subsidiaries eligible to participate in the 1989 Plan and approximately 12,800 employees participating in the 1989 Plan.

Options are granted twice yearly, on January 1 and July 1, and are exercisable on the succeeding June 30 or December 31. Options are exercisable through accumulations of payroll deductions. The amount of the deductions are determined by the employee, but may not be less than 2% nor more than 15% of the employee's compensation (up to a maximum of $7,500 in each option period, less any amount rolled over from the preceding option period representing an amount in lieu of a fractional share). The number of shares of Common Stock acquired in a particular option period is determined by dividing the balance in the employee's withholding account on the last day of the period by the purchase price per share for the Common Stock determined under the 1989 Plan. In lieu of a fractional share, any remaining balance in an employee's withholding account at the end of an option period is rolled over to the opening balance for the next option period. The purchase price for a share of Common Stock is the lower of 85% of the fair market value of the Common Stock on the date of grant or 85% of said value at the time of exercise.

In the event the number of shares of Common Stock available in any option period under the 1989 Plan is otherwise insufficient, the number of shares each employee is entitled to purchase shall be proportionately reduced and the cash balance in each employee's withholding account shall be returned to such employee.

An employee may at any time on or prior to June 15 or December 15, as the case may be with respect to any applicable option period, cancel his or her option, and upon such cancellation, all accumulated payroll deductions in the employee's withholding account shall be returned to him or her without interest. During an employee's lifetime, his or her rights in an option will be exercisable only by him or her and may not be sold, pledged, assigned or otherwise transferred. The employee or his or her legal representative may elect to have the amount credited to his or her withholding account at the time of his or her death applied to the exercise of his or her option for the benefit of named beneficiaries. Nothing in the 1989 Plan is to be construed so as to give an employee the right to be retained in the service of the Company.

In the event there is a change in the Common Stock due to a stock dividend, stock split, combination of shares, recapitalization, merger or other capital change, the aggregate number of shares of Common Stock available under the 1989 Plan and under any outstanding options, the option price and other relevant provisions of the 1989 Plan will be appropriately adjusted. The Company will have the right to amend the 1989 Plan at any time, but cannot make an amendment (other than as stated above) relating to the aggregate number of shares available under the 1989 Plan or the option price without the approval of the Company's stockholders. The Company may suspend or terminate the 1989 Plan at any time, but such termination will not affect the rights of employees holding options at the time of termination.

The Compensation Committee administers the 1989 Plan, makes determinations regarding all questions arising thereunder, and adopts, administers, and interprets such rules and regulations relating to the 1989 Plan as it deems necessary or advisable.

Federal Income Tax Consequences

The 1989 Plan is intended to qualify as an "Employee Stock Purchase Plan" within the meaning of Section 423 of the Code. Under a plan which so qualifies, neither the grant of an option nor the acquisition of shares upon exercise of such an option will result in taxable income to the employee or a deduction for the Company.

The Federal income tax treatment of the employee's subsequent disposition of shares acquired under a 1989 Plan option ("Plan Shares") will vary depending upon the timing of the disposition. For these purposes, a "disposition" includes any transfer of shares other than certain transfers at death, certain tax-free exchanges, or a mere pledge or hypothecation. If the employee disposes of Plan Shares within two years after the corresponding option was granted, or within one year after the Plan Shares were purchased, the employee will recognize ordinary income on the date of disposition and the Company will receive a corresponding deduction equal to the difference between the price that the employee paid for the Plan Shares and the fair market value of the Plan Shares on the date they were purchased. If, on the other hand, the employee disposes of Plan Shares after both of the periods specified above, or if the employee dies while owning the Plan Shares, then he or she will recognize ordinary income (on the date of disposition or death) only to the extent of the lesser of (i) the excess of the fair market value of the Plan Shares at the time the option was granted over the option price (computed as of the grant date); or (ii) the excess of the fair market value of the Plan Shares at the time of death or disposition over the purchase price. In this case, the Company will receive no corresponding deduction. The employee will also recognize capital gain equal to the amount by which the amount realized upon the sale or disposition of the Plan Shares exceeds the sum of the aggregate purchase price paid for the Plan Shares and the ordinary income recognized in connection with their acquisition.

The foregoing summary is not a complete description of the U.S. Federal income tax aspects of the 1989 Plan. Moreover, the foregoing summary relates only to Federal income taxes; there may also be the imposition of FICA and FUTA taxes on the exercise of an option issued under the 1989 Plan, Federal estate and gift tax consequences, as well as foreign, state and local tax consequences.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding EMC's equity compensation plans as of December 31, 2001.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price per share of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders			
Option Plans	150,205,364	$28.63	54,571,440
Employee Stock Purchase Plan . . .	0(2)	N/A	6,151,544(2)
Equity compensation plans not approved by security holders	267,200	$12.48	0
Total:	150,472,564	$28.60	60,722,984

(1) Does not include an aggregate of 1,151,285 shares of Common Stock to be issued (subject to vesting) upon the exercise of outstanding option grants, with a weighted exercise price of $12.40 per share, assumed by EMC in connection with various acquisitions. The option plans relating to such outstanding options were approved by the respective security holders of the acquired companies.

(2) Reflects the exercise of options to purchase an aggregate of 3,663,787 shares of Common Stock for the option period ended December 31, 2001, with an exercise price of $11.424 per share.

In April 1998, in connection with the acquisition of Management et Conseil en Informatique SA ("MCI"), EMC entered into Stock Option Agreements with certain employees of MCI (the "MCI Employees"), pursuant to which EMC granted to the MCI Employees non-qualified options (the "MCI Options") to purchase shares of Common Stock. Such option grants did not receive stockholder approval. Each MCI Option is exercisable in annual increments of 20% over a five-year period and will expire on or prior to the tenth anniversary of the date of grant. If the employment of an MCI Employee with MCI is terminated for any reason, then such employee's MCI Option shall terminate on the date of such termination with respect to any shares which are not vested on the date of termination. The portion of the MCI Option with respect to any shares vested on the date of such termination shall be exercisable by the MCI Employee for 180 days after the fifth anniversary of the date of grant. The exercise price for each MCI Option is $10.5625 per share. As of December 31, 2001, an aggregate of 227,200 shares of Common Stock were issuable (subject to vesting and certain other restrictions on exercise) upon the exercise of outstanding MCI Options.

In January 1999, EMC entered into a Stock Option Agreement with a non-employee officer of EMC, pursuant to which EMC granted to such person a non-qualified option to purchase up to 40,000 shares of Common Stock. Such option grant did not receive stockholder approval. The option is exercisable in annual increments of 20% over a five-year period and will expire on the tenth anniversary of the date of grant; provided, however, that if the option holder ceases to serve as an officer of EMC for any reason, the option will terminate on the date such service terminates with respect to any shares subject to the option, whether such shares are vested or unvested on such date. The exercise price under the option is $23.3905 per share. As of December 31, 2001, an aggregate of 40,000 shares of Common Stock were issuable (subject to vesting) upon the exercise of the option.

PROPOSAL 3

STOCKHOLDER PROPOSAL

Certain EMC stockholders have notified us that they intend to present the following proposal at the Annual Meeting. The names, addresses and number of shares of Common Stock held by such stockholders are available from EMC upon request to the Clerk of EMC. The affirmative vote of a majority of the votes properly cast at the Annual Meeting is required to approve this proposal.

EMC – REQUEST TO TAKE STEPS TO CREATE AN INDEPENDENT BOARD

Introduction

As institutional investors in EMC, we believe it is imperative that our company is governed well. We believe that good corporate governance practices are in the best interests of EMC in this intensely competitive market and will protect the interests of its shareowners.

Indeed, EMC has a positive record on a number of corporate governance issues. However the EMC Board is composed primarily of inside Directors (5 out of 8 Directors listed in the 2001 proxy were current or former employees) and 2 others had close business relationships with EMC. Especially in periods of economic difficulty, the widest possible breadth of perspectives on the company's strategy and operations is imperative. The Board must be a thoughtful, independent voice.

In the filers' opinion, one of the problems of an "insider Board" is that key Board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. We believe that it is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of Directors.

America's corporate leaders seem to recognize the value of Board independence. As far back as 1992, a survey of 600 directors of Fortune 1000 companies endorsed by the Business Roundtable found that 93% believed that a majority of the Board should be composed of outside, independent Directors and a majority felt the Nominating Committee should consist entirely of outside Directors. As shareowners we agree. We need Directors who are not current or former executives of EMC or representatives of major suppliers or customers.

Many U.S. corporations have adopted Codes or Governance Principles that include a commitment to a Board with a majority of outside, truly independent Directors. In addition, many institutional investors, including some of the largest pension funds in the United States, actively support independent Boards. The Council of Institutional Investors, a prestigious association of pension funds with portfolios valued over $1 trillion, has supported Board independence in its governance guidelines. In fact, scores of shareholder resolutions asking for policies of Board independence have received significant shareholder votes.

Thus we request that the Board take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote.

We believe good corporate governance requires that such changes in EMC policy and practice be phased in as soon as possible. Thus, we urge our fellow shareholders to vote for the following resolution:

Resolved: The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.

EMC'S STATEMENT IN OPPOSITION TO PROPOSAL 3

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 3

Your Board of Directors opposes this proposal because it would limit its flexibility in selecting candidates for membership on the Board of Directors and Committees of the Board.

The Board seeks outstanding individuals for membership on the Board, based on their abilities and experience, who can best advance the interests of the Company and its stockholders.

The Board believes that independent and fully engaged Board members perform a critical function on the Board. The Board also believes that senior company officers play an important role on the Board. Senior officers bring to the Board direct knowledge of the Company's business and operations, which is necessary to understanding the fast-paced affairs of the Company. The Board will consider whether a potential candidate who is a senior officer of the Company or who has a significant relationship with the Company can exercise independent judgment.

The Board believes that it should have flexibility in the composition of the Board and should not be bound by a rigid rule with respect to the number of "independent" directors. If the Board adopted the resolution contained in the proposal, the Board's ability to select the most qualified candidates could be limited. As a result, the Board may no longer be able to recommend those individuals that it believes would be the best candidates for Board membership. In addition, the Board believes that in any event a majority of its current members are "independent" under a number of reasonable definitions of that term.

The Board also opposes the proposed requirement that the Audit, Compensation and Nominating committees be composed entirely of "independent" directors. The composition of the Company's current Audit Committee complies with Securities and Exchange Commission and New York Stock Exchange rules and in the Board's view, the Committee is composed entirely of independent directors. Further, all of the current members of the Company's Compensation Committee are independent. The Board believes that such composition reflects the proper balance of independence, experience, talent and expertise. The Company does not currently have a Nominating Committee.

Accordingly, the Board believes that the goal of the proposal has been substantially achieved and the proposal is therefore unnecessary.

For these reasons, the Board believes that this proposal is not in the best interests of the Company and its stockholders and recommends that you vote AGAINST this proposal.

PROPOSAL 4

STOCKHOLDER PROPOSAL

Certain EMC stockholders have notified us that they intend to present the following proposal at the Annual Meeting. The names, addresses and number of shares of Common Stock held by such stockholders are available from EMC upon request to the Clerk of EMC. The affirmative vote of a majority of the votes properly cast at the Annual Meeting is required to approve this proposal.

REQUEST FOR BOARD INCLUSIVENESS COMMITMENT

WHEREAS: We believe that a diverse board of directors benefits the company and its shareholders by choosing its members from the broadest pool of talent and experience. Board diversity enhances business performance because decision-making better reflects the diverse needs of the customer the company serves the communities in which the company resides, and the workforce it relies on for production.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

RESOLVED: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women and minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

    • Efforts to encourage diversified representation of the board;

    • Criteria for board qualification;

    • The process of selecting board nominees.

EMC'S STATEMENT IN OPPOSITION TO PROPOSAL 4

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 4

Your Board of Directors opposes this proposal because it would limit its flexibility in selecting candidates for membership on the Board of Directors.

The Board seeks outstanding individuals for membership on the Board, based on their abilities and experience, who can best advance the interests of the Company and its stockholders.

The Board believes that the Company and its stockholders are best served by a focus on the overall qualifications of Board members rather than narrow goals regarding gender, race or any other category. The Board has considered in the past, and will consider in the future, highly qualified candidates who are women and minorities, as determined by their individual talents, experience and abilities, including relevant industry experience, judgment and commitment.

The Board believes that it should have flexibility in the composition of the Board and not be bound by rigid criteria that do not necessarily bear on a candidate's qualifications. If the Board adopted the resolution contained in the proposal, the Board's ability to select the most qualified candidates could be limited. As a result, the Board may no longer be able to recommend those individuals that it believes would be the best candidates for Board membership. Accordingly, the Board believes that the proposal is not in the best interests of the Company and its stockholders.

The Company strongly supports diversity in all aspects of its business and has strong and creative programs in place to advance the Company's diversity goals. The Board's historical membership also reflects such recognition of diversity.

The proposal also requires that the Company prepare and make available within four months after the Annual Meeting a report regarding Board diversity. The Company regularly reports to stockholders on the composition of the Board through its Proxy Statement. The Board believes that the preparation of the requested report would result in incremental costs to the Company without any corresponding benefit, and is, therefore, not in the best interests of the Company and its stockholders.

For these reasons, the Board believes that this proposal is not in the best interests of the Company and its stockholders and recommends that you vote AGAINST this proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding Common Stock owned on February 28, 2002 (i) by each person who is known by EMC to own beneficially more than 5% of the outstanding Common Stock, (ii) by each of EMC's directors and nominees for director, (iii) by each of the Named Executive Officers (as defined below) and (iv) by all directors and executive officers of EMC as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Outstanding Shares
Michael J. Cronin(2)*	88,334	**
David A. Donatelli(3)	201,413	**
John R. Egan(4)	5,009,335	**
W. Paul Fitzgerald(5)*	592,542	**
Frank M. Hauck(6)	405,150	**
Erez Ofer(7)	247,752	**
Windle B. Priem	50,000	**
Michael C. Ruettgers(8)	5,397,240	**
Joseph M. Tucci(9)*	321,295	**
Alfred M. Zeien(10)	60,000	**
All directors and executive officers as a group (12 persons)(11)	12,979,883	**

  * Nominee for director

 ** Less than 1%

(1) All persons have sole voting and investment power with respect to their shares. All amounts shown in this column include shares obtainable upon exercise of stock options currently exercisable or exercisable within 60 days of the date of this table.

(2) Mr. Cronin is deemed to own all of these shares by virtue of options to purchase these shares.

(3) Mr. Donatelli is deemed to own 153,656 of these shares by virtue of options to purchase these shares.

(4) Mr. Egan is deemed to own 1,600,000 of these shares by virtue of options to purchase these shares.

(5) Mr. Fitzgerald is deemed to own 421,334 of these shares by virtue of options to purchase these shares.

(6) Mr. Hauck is deemed to own 330,000 of these shares by virtue of options to purchase these shares.

(7) Mr. Ofer is deemed to own 201,840 of these shares by virtue of options to purchase these shares.

(8) Mr. Ruettgers is deemed to own 2,209,012 of these shares by virtue of options to purchase these shares. Excludes 2,400 shares owned by Mr. Ruettgers' children and 50,000 shares held in the Ruettgers Family Charitable Foundation, as to which Mr. Ruettgers disclaims beneficial ownership.

(9) Mr. Tucci is deemed to own 320,000 of these shares by virtue of options to purchase these shares.

(10) Mr. Zeien is deemed to own 55,000 of these shares by virtue of options to purchase these shares.

(11) Includes 5,690,072 shares of Common Stock beneficially owned by all executive officers and directors as a group by virtue of options to purchase these shares. Excludes shares as to which such individuals have disclaimed beneficial ownership.

The address of all persons listed above is c/o EMC Corporation, 171 South Street, Hopkinton, Massachusetts 01748.

COMPENSATION OF EXECUTIVE OFFICERS

The following table discloses compensation received by EMC's Chief Executive Officer and the next four most highly paid executive officers in 2001 (collectively, the "Named Executive Officers") for the three fiscal years ended December 31, 2001, 2000 and 1999.

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Long Term Compensation Awards | |
| | | | | | Securities Underlying | All Other |
Name and Principal Position	Year	Salary($)	Bonus($)(1)	Other Annual Compensation($)	Options (#)	Compensation($)
Joseph M. Tucci	2001	1,000,000	700,000(2)	—	3,400,000	1,500(3)
President, Chief Executive	2000(4)	600,000	1,212,400(2)	—	800,000	—
Officer and Director	1999	—	—	—	—	—
Michael C. Ruettgers	2001	1,000,000	700,000	92,785(5)	3,000,000	4,416(6)
Executive Chairman of the	2000	1,000,000	1,809,880	87,216(5)	250,000	4,416(6)
Board of Directors	1999	800,586	1,326,400	66,350(5)	561,000	3,720(6)
Erez Ofer	2001	530,000	537,948(2)	—	950,000	3,000(7)
Executive Vice President,	2000	204,613	430,839	—	120,000	3,000(7)
Open Software Operations	1999	120,038	324,308	—	220,000	3,000(7)
Frank M. Hauck	2001	600,000	204,030(2)	—	850,000	3,000(7)
Executive Vice President,	2000	377,500	392,100	—	150,000	3,000(7)
Customer Operations	1999	275,558	172,700	—	—	3,000(7)
David A. Donatelli	2001	600,000	196,000	—	1,000,000	3,000(7)
Executive Vice President,	2000	382,214	164,030	—	100,000	3,000(7)
Storage Platforms Operations	1999	216,300	198,169	—	200,000	3,000(7)

(1) Includes performance bonuses and commissions accrued in year of service whether paid during year of service or thereafter.

(2) Includes amounts deferred under the EMC Corporation Executive Deferred Compensation Retirement Plan, as amended (the "Deferred Compensation Plan").

(3) Represents the amount paid to Mr. Tucci's account in the EMC Corporation 401(k) Plan (the "401(k) Plan").

(4) Mr. Tucci joined EMC on January 2, 2000.

(5) Includes the amounts of $48,616 in 2001, $63,629 in 2000 and $38,409 in 1999 for personal use of EMC-owned transportation. Also includes the amounts of $19,140 in 2001, $12,144 in 2000 and $18,707 in 1999 for tax planning advice.

(6) Includes the amounts of $3,000 for each of 2001, 2000 and 1999 paid to Mr. Ruettgers' account in the 401(k) Plan, and $1,416 for each of 2001 and 2000 and $720 for 1999 paid to Mr. Ruettgers' account in the EMC Corporation Supplemental Retirement Program.

(7) Includes the amount of $3,000 for each of 2001, 2000 and 1999 paid to such executive's account in the 401(k) Plan.

OPTION GRANTS IN LAST FISCAL YEAR

The following table provides information on option grants in the fiscal year ended December 31, 2001 to the Named Executive Officers.

| Name | Individual Grants | | | | Expiration Date | Grant Date Value |
	Number of Options Granted in 2001(1)	Percent of Total Options Granted to Employees in Fiscal Year(1)	Exercise Price per Share	Market Price per Share on Date of Grant		Grant Date Present Value(2)
Joseph M. Tucci(3)	400,000(4)(5)	0.47%	$72.3125	$72.3125	01/17/11	$15,256,000
	1,000,000(6)(7)	1.18%	$36.66	$36.66	04/18/11	$19,227,000
	2,000,000(4)(8)	2.37%	$11.51	$11.51	10/19/11	$11,854,000
Michael C Ruettgers(3) ...	500,000(6)(7)	0.59%	$36.66	$36.66	04/18/11	$ 9,613,500
	2,500,000(4)(8)	2.96%	$11.51	$11.51	10/19/11	$14,817,500
Erez Ofer	350,000(6)(7)	0.41%	$36.66	$36.66	04/18/11	$ 6,729,450
	600,000(4)(8)	0.71%	$11.51	$11.51	10/19/11	$ 3,556,200
Frank M. Hauck	250,000(6)(7)	0.30%	$36.66	$36.66	04/18/11	$ 4,806,750
	600,000(4)(8)	0.71%	$11.51	$11.51	10/19/11	$ 3,556,200
David A. Donatelli	200,000(4)(5)	0.24%	$72.3125	$72.3125	01/17/11	$ 7,628,000
	200,000(6)(7)	0.24%	$36.66	$36.66	04/18/11	$ 3,845,400
	600,000(4)(8)	0.71%	$11.51	$11.51	10/19/11	$ 3,556,200

(1) EMC granted options representing an aggregate of 84,441,550 shares of Common Stock to approximately 18,922 employees of EMC and its subsidiaries in fiscal 2001 under EMC's 1985 Stock Option Plan, 1993 Stock Option Plan and 2001 Stock Option Plan.

(2) The estimated grant date present value has been calculated using a Black-Scholes option-pricing model with the following material assumptions: (i) a risk-free interest rate of 4.36%, (ii) expected volatility of 55%, (iii) an expected life of 5 years and (iv) no dividend yield.

(3) Certain of the options granted to Mr. Ruettgers and Mr. Tucci are transferable to "immediate family members," as defined in, and pursuant to the terms and conditions of, the grants of such options.

(4) The options are exercisable in annual increments of 20% over a five-year period.

(5) The term of such option grant is ten years from the date of grant, which was January 17, 2001.

(6) The term of such option grant is ten years from the date of grant, which was April 18, 2001.

(7) 50% of the shares will become exercisable in the event that the price of the Common Stock is equal to or greater than $73.32 for at least 10 consecutive trading days on or prior to April 18, 2004. The remaining 50% of the shares will become exercisable in the event that the price of the Common Stock is equal to or greater than $109.98 for at least 10 consecutive trading days on or prior to April 18, 2004, provided that such shares may not become exercisable prior to April 18, 2003. The option, to the extent not already exercisable, will become fully exercisable on April 18, 2006.

(8) The term of such option grant is ten years from the date of grant, which was October 19, 2001.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

The following table provides information on option exercises in 2001 by the Named Executive Officers and the value of such officers' unexercised options at December 31, 2001.

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph M. Tucci	—	—	160,000	4,040,000	—	$3,860,000
Michael C. Ruettgers	1,185,388	$13,814,143	2,209,012	4,336,600	$18,025,337	$9,851,200
Erez Ofer	—	—	181,840	1,202,000	$ 382,934	$1,254,309
Frank M. Hauck	—	—	270,000	1,090,000	$ 1,224,036	$1,681,112
David A. Donatelli	16,344	$ 214,969	93,656	1,240,000	$ 173,228	$1,450,912

CHANGE IN CONTROL ARRANGEMENTS

EMC has entered into agreements with each Named Executive Officer providing for certain benefits in the event that such executive's employment is terminated (1) within 24 months after a change in control of EMC or (2) during a "potential change in control period" (as defined in the agreement), in either case, by EMC (or any successor) without "cause" (as defined in the agreement) or by such executive for "good reason" (as defined in the agreement). A "change in control" includes, among other events and subject to certain exceptions, the acquisition by any person of beneficial ownership of 25% or more of the outstanding Common Stock.

Subject to the terms and conditions of the agreement, each executive is entitled to: (i) an amount equal to three times the sum of the executive's then current annualized base salary and target annual bonus, (ii) the executive's prorated bonus for the year, (iii) the continuation of life, disability, accident and health insurance benefits for the executive and his dependents for up to 36 months following such termination, and (iv) the acceleration of vesting for all options and other equity awards held by the executive. In addition, EMC will make "gross up" payments to the executive if any payments or benefits to be made under the agreement are subject to excise tax.

Each agreement continues in effect through June 30, 2004, subject to automatic one-year extensions thereafter unless notice is given of EMC's or the executive's intention not to extend the term of the agreement; provided, however, that the agreement continues in effect for 24 months following a change in control that occurs during the term of the agreement. Except as otherwise provided in the agreement, either EMC or the executive may terminate such executive's employment at any time. Each agreement terminates if either party terminates the executive's employment before a change in control.

Notwithstanding anything to the contrary set forth in any of the EMC's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate other filings with the Securities and Exchange Commission, including this Proxy Statement, in whole or in part, the following report, the Stock Price Performance Graph on page 19 and the Audit Committee report on page 20 shall not be incorporated by reference into any such filings.

REPORT OF THE EXECUTIVE COMPENSATION
AND STOCK OPTION COMMITTEE AND THE BOARD OF DIRECTORS

EMC's philosophy is to tightly link executive compensation to corporate performance and returns to stockholders. A significant portion of executive compensation is dependent upon EMC's success in meeting one or more specified performance goals and to the potential appreciation of EMC Common Stock. Thus, a significant portion of an executive's compensation is at risk. The goals of the compensation program are to attract and retain exceptional executive talent, to motivate these executives to achieve EMC's business goals, to link executive and stockholder interests through equity-based plans, and to recognize individual contributions as well as overall business results.

Each year the Compensation Committee conducts a full review of EMC's executive compensation program. As occurred in 2001, this review often includes a comprehensive report from an independent executive compensation consultant comparing EMC's executive compensation, corporate performance, stock price appreciation and total return to stockholders to a peer group of publicly traded high technology companies (the "Compensation Peer Group"). The Compensation Committee reviews the selection of peer companies used for compensation analysis annually. The companies in the Compensation Peer Group are generally not the same as those in the peer group index in the Stock Performance Graph included in this Proxy Statement.

The peer group index in the Stock Performance Graph is comprised of companies in the computer storage field. The Compensation Committee is of the opinion that EMC generally does not compete with such companies for executive talent and therefore uses other high technology companies for compensation analysis. The companies used for compensation analysis are generally other leading high technology companies which are comparable to EMC in terms of revenues, workforce size or historical growth rate. The Compensation Peer Group may vary from year to year based upon market conditions and changes in EMC's business. The annual compensation review provides an ongoing comparison of EMC's executive compensation with the compensation programs of similar companies.

The key elements of EMC's executive compensation are generally base salary, bonus and stock options. The Compensation Committee's policies with respect to each of the elements are discussed below. While the elements of compensation are considered separately, the Compensation Committee also takes into account the complete compensation package provided by EMC to the individual executive.

Base Salaries

Base salaries for executive officers are determined by evaluating the responsibilities of the position and the experience of the individual, and by reference to the competitive marketplace for pertinent executive talent, including a comparison to base salaries for comparable positions at companies in the Compensation Peer Group. Base salary adjustments are determined annually by evaluating the financial performance and, where appropriate, certain non-financial performance measures, of EMC, and the performance of each executive officer.

The Compensation Committee believes that base salaries of EMC's executive officers are generally lower than the median of base salaries for persons holding comparable positions at companies in the Compensation Peer Group. This is due to the fact that EMC's executive compensation program is weighted heavily towards bonuses and stock options, thus more tightly coupling executive interests with those of EMC's stockholders.

With respect to the base salary granted to Mr. Tucci in 2001, the Compensation Committee took into account base salaries of chief executive officers of companies in the Compensation Peer Group, EMC's financial performance, the performance of the Common Stock and the assessment by the Compensation Committee of Mr. Tucci's individual performance.

Bonuses

EMC's executive officers are generally eligible for annual and other cash bonuses. Individual and corporate performance objectives, both quarterly and annual, are established at the beginning of each year by the Compensation Committee. For 2001, one of the corporate financial performance objectives was EMC's profitability in 2001. A target amount payable is also established for each executive officer eligible for a particular bonus. The Compensation Committee also considers individual non-financial performance measures and, where appropriate, business unit performance measures, in determining bonuses.

In 2001, Mr. Tucci was eligible to receive a bonus based on EMC's profitability and additional bonuses based on certain corporate performance and individual non-financial performance goals. Because EMC did not meet its profitability goal and certain of its other financial performance measures in 2001, Mr. Tucci received less than half of the total target amount for his bonuses. In awarding the reduced level of bonuses to Mr. Tucci, the Compensation Committee considered his achievement of a number of significant individual and corporate performance measures during 2001, including improvements made to EMC's infrastructure and implementation of certain organizational realignments, and his role in promoting EMC's long term strategic growth.

Stock Options

The purpose of EMC's stock option plans is to provide an additional incentive to certain EMC employees to work to maximize stockholder value. Generally, stock options vest in equal increments over five years. This approach is designed to act as a retention device for key employees and to encourage employees to take into account the long-term interests of EMC.

Stock options may be granted to EMC's executive officers under the 1985 Plan, the 1993 Plan and the 2001 Plan. The guidelines used in 2001 by the Board of Directors in making the stock option grants to Mr. Tucci and all other executive officers of EMC took into account the duties and responsibilities of the individual, individual performance, years of service to EMC, the number, exercise price and vested portion of outstanding options for such individual, the size of prior option awards to such individual and awards made to individuals in similar positions within the Compensation Peer Group.

In 2001, Mr. Tucci received options to purchase an aggregate of 3,400,000 shares of Common Stock at exercise prices equal to the fair market value on the respective dates of grant.

Policy on Deductibility of Compensation

Section 162(m) of the Code limits the tax deductibility by a company of compensation in excess of $1 million paid to any of its five most highly compensated executive officers. However, performance-based compensation that has been approved by stockholders is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals and the board committee that establishes such goals consists solely of "outside directors" (as defined for purposes of Section 162(m)).

While the tax impact of any compensation arrangement is one factor to be considered, such impact is evaluated in light of the Compensation Committee's overall compensation philosophy. The Compensation Committee intends to establish executive officer compensation programs which will maximize EMC's tax deduction if the Compensation Committee determines that such actions are consistent with its philosophy and in the best interests of EMC and its stockholders. However, from time to time the Compensation Committee may award compensation which is not fully deductible if the Compensation Committee determines that such award is consistent with its philosophy and in the best interests of EMC and its stockholders.

Conclusion

Through the programs described above, a very significant portion of EMC's executive compensation is linked directly to corporate and individual performance and stock price appreciation. The Compensation Committee and the Board of Directors intend to continue the policy of linking executive compensation to corporate performance and returns to stockholders.

EXECUTIVE COMPENSATION AND STOCK OPTION COMMITTEE

Michael J. Cronin, *Chairman*
Windle B. Priem
Alfred M. Zeien

As to the portion of the above report relating to stock options,
BOARD OF DIRECTORS

Michael C. Ruettgers, *Executive Chairman*
Michael J. Cronin
John R. Egan
W. Paul Fitzgerald
Windle B. Priem
Joseph M. Tucci
Alfred M. Zeien

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members are Michael J. Cronin, Chairman, Windle B. Priem and Alfred M. Zeien. Michael C. Ruettgers was a member of the Compensation Committee in 2001. Mr. Priem and Mr. Zeien became members of the Compensation Committee in January 2002. Richard J. Egan, a former executive officer and former Director of EMC, was a member of the Compensation Committee until his resignation from the Board of Directors of EMC in September 2001. In 2001, Mr. Egan was a member of the Board of Directors of Cognition Corporation until his resignation from the Cognition Board in August 2001, of which Michael J. Cronin is Chief Executive Officer and Chairman of the Board of Directors. In addition to Michael J. Cronin and Richard J. Egan, Michael C. Ruettgers, Joseph M. Tucci, John R. Egan and W. Paul Fitzgerald participated in deliberations of the Board of Directors concerning the stock option portion of executive compensation during the last fiscal year. Mr. Ruettgers and Mr. Tucci are executive officers and Directors of EMC, and Mr. John Egan and Mr. Fitzgerald are former executive officers and current Directors of EMC.

In 2001, EMC retained the Thomas A. Fitzgerald Company to act as an insurance broker for various forms of corporate insurance. During the year, EMC paid the Thomas A. Fitzgerald Company approximately $1,572,000 (which includes a broker's fee of $35,000). Thomas A. Fitzgerald is the brother of W. Paul Fitzgerald, a Director of EMC, the brother-in-law of Richard J. Egan, a former Director of EMC, and the uncle of John R. Egan, a Director of EMC.

In 2001, EMC leased certain real estate from Carruth Capital Corporation, for which payments aggregated $2,413,268. EMC acquired such leases in connection with the acquisition of Data General Corporation in 1999. John R. Egan, a Director of EMC, and his siblings are stockholders of Carruth.

In January 1993, EMC entered into a "split dollar" life insurance agreement with the Egan Family Irrevocable Insurance Trust for the benefit of the family of Richard J. Egan, a former executive officer and former Director of EMC, and Maureen E. Egan, a former Director of EMC. Under the split dollar agreement, EMC agreed to advance funds to the Egan Family Irrevocable Insurance Trust equal, in general terms, to the aggregate annual increase in the cash value of certain life insurance policies on the lives of Mr. Egan and/or Mrs. Egan, to pay a portion of the premiums of such policies. In 2001, EMC advanced an aggregate of $385,058 under the split dollar agreement. EMC holds an interest in the policies as collateral for its advances. Generally, EMC's advances under the split dollar agreement will be repaid to it (without interest) upon the death of Mr. Egan and/or Mrs. Egan, at such time as the aggregate cash value of the fully funded policies equals EMC's total advances, or upon termination of the split dollar agreement. EMC has provided notice of termination of the split dollar agreement. John R. Egan, a Director of EMC, is a beneficiary under the life insurance policies.

EMC believes that the terms of each of the arrangements described above were fair and not less favorable to EMC than could have been obtained from unaffiliated parties.

STOCK PRICE PERFORMANCE GRAPH

Comparison of Five Year Cumulative Total Return*
Among EMC Corporation, S&P 500 Index and
Peer Group SIC Code 3572 (Computer Storage Devices) Index**



EMC   **Standard & Poor's 500 Index**   **Peer Group Index**

* $100 invested on December 31, 1996 in EMC Common Stock, S&P 500 Index and the peer group index, including reinvestment of dividends, if any.

** 28 companies comprise the peer group. EMC will provide a list of the peer group companies to stockholders upon request.

Note: The stock price performance shown on the graph above is not necessarily indicative of future price performance.

	1996	1997	1998	1999	2000	2001
EMC	$100.00	$165.66	$513.21	$1,319.25	$1,606.04	$336.11
S&P 500 Index	$100.00	$133.35	$171.45	$ 207.52	$ 188.61	$166.20
Peer Group Index	$100.00	$128.73	$237.72	$ 566.62	$ 638.77	$173.03

REPORT OF THE AUDIT COMMITTEE

The Audit Committee members are W. Paul Fitzgerald, Michael J. Cronin, Windle B. Priem and Alfred M. Zeien. The Audit Committee assists the Board of Directors in monitoring the integrity of EMC's financial statements, EMC's compliance with legal requirements and EMC's internal and external auditors. EMC's management has primary responsibility for the Company's financial statements as well as maintaining and monitoring a system of appropriate internal controls.

The Board of Directors has adopted an amended and restated charter for the Audit Committee, a copy of which is attached as Exhibit A to this Proxy Statement.

The Audit Committee has met and held discussions with management, the head of the internal audit department and PricewaterhouseCoopers, LLP, EMC's independent auditors. The Audit Committee discussed with EMC's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee also met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of EMC's internal controls and the overall quality of EMC's financial reporting. Management has represented to the Audit Committee that EMC's consolidated financial statements were prepared in accordance with generally accepted accounting principles.

The Audit Committee has reviewed and discussed EMC's audited consolidated balance sheets as of December 31, 2001 and 2000 and consolidated statements of operations, cash flows and stockholders' equity for the three years ended December 31, 2001 with EMC's management. The Audit Committee has discussed with EMC's independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, "Communications with Audit Committees" (concerning the accounting methods used in the financial statements).

The Audit Committee has received and reviewed written disclosures and the letter from PricewaterhouseCoopers LLP required by Independent Standards Board Standard No. 1, "Independence Discussions with Audit Committees" (concerning matters that may affect an auditor's independence) and has discussed with PricewaterhouseCoopers LLP its independence. The Audit Committee has also considered whether the independent auditors' provision of non-audit services to EMC is compatible with the auditors' independence.

Based on the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in EMC's Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Securities and Exchange Commission.


AUDIT COMMITTEE

W. Paul Fitzgerald, *Chairman*
Michael J. Cronin
Windle B. Priem
Alfred M. Zeien


CERTAIN TRANSACTIONS

In January 2000, EMC loaned Michael A. Ruffolo, then an executive officer of EMC, $400,000 at an interest rate of 5.5% per annum for the purpose of repaying a loan to his former employer. Mr. Ruffolo ceased to be an executive officer of EMC in April 2001. In connection with his severance arrangement, EMC forgave the full amount of the loan.

BOARD STRUCTURE AND COMPENSATION

Committees of the Board

The Audit Committee, the Executive Compensation and Stock Option Committee, the Mergers and Acquisitions Committee and the Stock Repurchase and Bond Redemption Oversight Committee are the standing committees of the Board of Directors. The Board of Directors does not have a nominating committee.

Audit	Executive Compensation and Stock Option	Mergers and Acquisitions	Stock Repurchase and Bond Redemption Oversight
W. Paul Fitzgerald*	Michael J. Cronin*	John R. Egan*	Joseph M. Tucci*
Michael J. Cronin	Windle B. Priem**	Michael J. Cronin	W. Paul Fitzgerald
Windle B. Priem**	Alfred M Zeien***	Michael C. Ruettgers	
Alfred M. Zeien***		Joseph M. Tucci	

* Chairman

** Mr. Priem was elected to the Executive Compensation and Stock Option Committee in January 2002 and to the Audit Committee in February 2002.

*** Mr. Zeien was elected to the Audit Committee and the Executive Compensation and Stock Option Committee in January 2002.

The Audit Committee, which held seven meetings in 2001, reviews with management and EMC's auditors, EMC's financial statements, the accounting principles applied in their preparation, the scope of the audit, any comments made by the auditors upon EMC's financial condition and its accounting controls and procedures, EMC's worldwide corporate compliance program, the independence of EMC's auditors and such other matters as set forth in the Audit Committee Charter and as the committee deems appropriate. Mr. Cronin, Mr. Priem and Mr. Zeien satisfy the criteria for independence for Audit Committee members set forth in the listing standards of the New York Stock Exchange (the "NYSE"). Mr. Fitzgerald does not currently satisfy such criteria due to the fact that his brother-in-law, Richard J. Egan, was an executive officer of EMC through January 17, 2001. Mr. Fitzgerald is nevertheless eligible pursuant to the NYSE listing standards to continue to serve as a member of the Audit Committee because the Board of Directors has determined that Mr. Fitzgerald's membership on the Audit Committee is required by the best interests of EMC and its stockholders. The Board of Directors believes that Mr. Fitzgerald is particularly well suited to serve on the Audit Committee. He served as principal financial officer of EMC from 1985 to 1988 and as chief financial officer of EMC from 1988 to 1995, thereby gaining unparalleled knowledge and understanding of the complex worldwide business and financial operations of EMC. Furthermore, Mr. Fitzgerald has maintained his independence from EMC since his retirement as an employee of EMC in 1995. As a result, the Board of Directors believes that Mr. Fitzgerald is in a unique position to fulfill his oversight duties and responsibilities on the Audit Committee.

The Executive Compensation and Stock Option Committee, which held four meetings in 2001, reviews salary policies and compensation of executive officers, officers and other members of management and approves certain compensation plans. This committee approves all transactions under EMC's stock option plans and has the authority to administer and interpret the provisions of these option plans as well as EMC's employee stock purchase plan and the Deferred Compensation Plan. The full Board of Directors ratifies and approves all grants to Section 16 reporting persons under EMC's stock option plans.

The Mergers and Acquisitions Committee, which held two meetings in 2001, reviews with EMC management potential acquisitions and investments.

The Stock Repurchase and Bond Redemption Oversight Committee held no formal meetings in 2001. This committee oversees and reviews with management the redemption of any of EMC's bonds or convertible notes which may be outstanding from time to time, and any common stock repurchase program which may exist from time to time.

Director Compensation

EMC compensates each director who is not an employee of the Company $15,000 per annum, $3,000 for each regularly scheduled Board of Director's meeting attended, and for each committee on which such director serves, $2,000 per annum or $3,000 per annum if such director serves as Chairman.

Under the EMC Corporation 1992 Stock Option Plan for Directors (the "Directors Plan"), each Eligible Director (as defined below) is awarded an option to purchase up to 40,000 shares of Common Stock on the date he or she first becomes an Eligible Director, subject to the conditions of the plan (a "formula option"). An Eligible Director is any director who (1) is not an employee of EMC; and/or (2) is not a five percent stockholder of EMC or a person in control of such a stockholder. The exercise price for each option granted under the Directors Plan is the price per share determined by the Compensation Committee or the Board of Directors at the time the option is granted, which price shall not be less than 50% of the fair market value per share of Common Stock on the date of grant. Formula options become exercisable in annual one-third increments on the first three anniversaries of the date of grant. The Directors Plan also provides for the granting of discretionary, non-formula based options to Eligible Directors. Such non-formula based options may be on terms determined by the Compensation Committee or the Board of Directors not inconsistent with the Directors Plan.

On April 18, 2001, pursuant to the Directors Plan, Michael J. Cronin, W. Paul Fitzgerald, Joseph F. Oliveri and Alfred M. Zeien each received a grant of options to purchase 40,000, 40,000, 40,000 and 20,000 shares, respectively, of Common Stock at an exercise price equal to the fair market value of a share of Common Stock on the grant date. Mr. Oliveri resigned from the Board of Directors in October 2001.

On October 19, 2001, pursuant to the Directors Plan, Michael J. Cronin, W. Paul Fitzgerald and Alfred M. Zeien each received an additional grant of options to purchase 40,000 shares of Common Stock at an exercise price equal to the fair market value of a share of Common Stock on the grant date.

Directors are eligible to participate in the Deferred Compensation Plan, a non-qualified retirement savings plan. Under the plan, a director may elect to defer director's fees and gains from the exercise of stock options.

John R. Egan, a Director of EMC, is the nephew of W. Paul Fitzgerald, a Director of EMC.

ADVANCE NOTICE PROCEDURES

Under EMC's By-laws, nominations for a director may be made only by the Board of Directors, a nominating committee of the Board of Directors, a person appointed by the Board of Directors or by a stockholder entitled to vote who has delivered notice to the principal executive offices of EMC (containing certain information specified in the By-laws) (i) not less than 95 days nor more than 125 days prior to the anniversary date of the preceding year's annual meeting, or (ii) if the meeting is called for a date not within thirty days before or after such anniversary date, not later than the close of business on the tenth day following the date notice of such meeting is mailed or made public, whichever is earlier.

The By-laws also provide that no business may be brought before an annual meeting except as specified in the notice of the meeting or as otherwise brought before the meeting by or at the direction of the Board of Directors, the presiding officer or by a stockholder entitled to vote at such annual meeting who has delivered notice to the principal executive offices of EMC (containing certain information specified in the By-laws)

(i) not less than 95 days nor more than 125 days prior to the anniversary date of the preceding year's annual meeting, or (ii) for a special meeting or an annual meeting called for a date not within thirty days before or after such anniversary date, not later than the close of business on the tenth day following the date notice of such meeting is mailed or made public, whichever is earlier.

These requirements are separate and apart from and in addition to the requirements that a stockholder must meet in order to have a stockholder proposal included in EMC's Proxy Statement under Rule 14a-8 of the Securities Exchange Act of 1934. A copy of the full text of the By-laws provisions discussed above may be obtained by writing to the Clerk of EMC at 35 Parkwood Drive, Hopkinton, Massachusetts 01748-9103.

STOCKHOLDER PROPOSALS

To be eligible for inclusion in EMC's Proxy Statement for the 2003 Annual Meeting of Stockholders, stockholder proposals must be received at EMC's principal executive offices no later than November 28, 2002.

INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors has appointed PricewaterhouseCoopers LLP, who have served as EMC's auditors since 1984, to examine the financial statements of EMC for the fiscal year 2002. In addition to audit services, PricewaterhouseCoopers LLP also provided certain non-audit services to EMC in 2001. The Audit Committee has considered whether the provision of these additional services is compatible with maintaining the independence of PricewaterhouseCoopers LLP. The following table sets forth the fees incurred by EMC for the services of PricewaterhouseCoopers LLP in 2001.

Audit Fees	Financial Information Systems Design and Implementation Fees	All Other Fees
$2,347,000	—	$2,567,000*

* Consists primarily of fees in connection with tax compliance and other related matters, statutory compliance audits and employee benefits compliance audits.

EMC expects that representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting, and will be given the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires EMC's executive officers and directors, and persons who own more than 10% of the Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Executive officers, directors and greater than ten percent stockholders are required by Securities and Exchange Commission regulations to furnish the company with all copies of Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, EMC believes that during the fiscal year ended December 31, 2001, all filing requirements were complied with in a timely fashion.

HOUSEHOLDING

If you and other residents with the same last name at your mailing address own shares of common stock in street name, your broker or bank may have sent you a notice that your household will receive only one annual report and proxy statement for each company in which you hold stock through that broker or bank. This practice of sending only one copy of proxy materials is known as "householding." If you received a householding communication, your broker will send one copy of EMC's 2002 Proxy Statement and Annual Report on Form 10-K for 2001 to your address unless contrary instructions were given by any stockholder at that address. If you received more than one copy of the proxy materials this year and you wish to reduce the number of reports you receive in the future and save EMC the cost of printing and mailing these reports, your broker will discontinue the mailing of reports on the accounts you select if you mark the designated box on your proxy card, or follow the instructions provided when you vote over the Internet.

You may revoke your consent to householding at any time by sending your name, the name of your brokerage firm, and your account number to Householding Department, 51 Mercedes Way, Edgewood, NY 11717. The revocation of your consent to householding will be effective 30 days following its receipt. In any event, if your household received a single set of proxy materials for this year, but you would prefer to receive your own copy, we will send a copy to you if you address your written request to EMC Corporation, Investor Relations, 171 South Street, Hopkinton, MA 01748 or contact EMC Investor Relations at 508-435-1000.

EMC CORPORATION

AMENDED AND RESTATED AUDIT COMMITTEE CHARTER

The Audit Committee (the "Committee") is appointed by the Board of Directors to assist the Board in monitoring (1) the integrity of the Company's financial statements, (2) the Company's compliance with legal requirements and (3) the Company's internal and external auditors.

The members of the Committee shall meet the requirements of the New York Stock Exchange.

The Committee shall have the authority to retain and authorize reasonable funding for special legal, accounting or other consultants to advise the Committee. The Committee may conduct or authorize investigations into any matters within the scope of its responsibilities and may meet with any employees of the Company it deems necessary in connection with such investigations.

The Committee shall make regular reports to the Board.

The Committee shall:

1. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

2. Review and discuss with management the annual audited financial statements and quarterly financial results, including major issues regarding accounting principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements.

3. Review an analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements.

4. Meet with the independent auditor prior to the audit to review the planning, staffing, and fees for the audit.

5. Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

6. Review with the independent auditor any problems or difficulties the auditor may have encountered. Such review should include:

   (a) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information.

   (b) Any changes required in the planned scope of the internal audit.

7. Review any management letter provided by the auditor and the Company's response to that letter.

8. Review the significant reports to management prepared by the internal audit department and management's responses.

9. Meet periodically with management to review the Company's major financial risks and exposures and the steps management has taken to monitor and control such risks and exposures.

10. Review major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management.

11. Recommend to the Board the engagement of the independent auditor, which firm is ultimately accountable to the Committee and the Board.

12. Receive periodic reports from the independent auditor regarding the auditor's independence, discuss such reports with the auditor, and if so determined by the Committee, recommend that the Board take appropriate action to satisfy itself of the independence of the auditor.

13. Evaluate together with the Board the performance of the independent auditor and, if so determined by the Committee, recommend that the Board replace the independent auditor.

14. Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

15. Perform those responsibilities delegated to the Committee set forth in the Company's Corporate Compliance Program.

16. Review with the Company's General Counsel legal matters that may have a material impact on the Company's financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

17. Meet at least annually with the chief financial officer, the head of the internal audit department and the independent auditor in separate sessions.

While the Committee has the responsibilities and authority set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations or the Company's Business Conduct Guidelines.

Directions To

EMC Corporation
21 Coslin Drive
Southborough, MA
(508) 435-1000



From the North or South

Take I-495
Take Exit 23A, Rte. 9 East
Take second right onto Coslin Drive

From the East or West

Take Massachusetts Turnpike
Take I-495 North
Take Exit 23A, Rte. 9 East
Take second right onto Coslin Drive

EMC CORPORATION
1989 EMPLOYEE STOCK PURCHASE PLAN,
as amended March 22, 2002

Section 1. Purpose of Plan

The EMC Corporation 1989 Employee Stock Purchase Plan (the "Plan") is intended to provide a method by which eligible employees of EMC Corporation and its subsidiaries (collectively, the "Company") may use voluntary, systematic payroll deductions to purchase the Company's common stock, $.01 par value, ("stock") and thereby acquire an interest in the future of the Company. For purposes of the Plan, a subsidiary is any corporation in which the Company owns, directly or indirectly, stock possessing 50% or more of the total combined voting power of all classes of stock unless the Board of Directors of the Company (the "Board of Directors") determines that employees of a particular subsidiary shall not be eligible.

Section 2. Options to Purchase Stock

Under the Plan as now amended, no more than 48,000,000 shares are available for purchase (subject to adjustment as provided in Section 16) pursuant to the exercise of options ("options") granted under the Plan to employees of the Company ("employees"). The stock to be delivered upon exercise of options under the Plan may be either shares of the Company's authorized but unissued stock, or shares of reacquired stock, as the Board of Directors shall determine.

Section 3. Eligible Employees

Except as otherwise provided in Section 20, each employee who has completed three months or more of continuous service in the employ of the Company shall be eligible to participate in the Plan.

Section 4. Method of Participation

The periods January 1 to June 30 and July 1 to December 31 of each year shall be option periods. Each person who will be an eligible employee on the first day of any option period may elect to participate in the Plan by executing and delivering, at least one business day prior to such day, a payroll deduction authorization in accordance with Section 5. Such employee shall thereby become a participant ("participant") on the first day of such option period and shall remain a participant until his or her participation is terminated as provided in the Plan.

Section 5. Payroll Deductions

The payroll deduction authorization shall request withholding, at a rate of not less than 2% nor more than 15% from the participant's compensation (subject to a maximum of $7,500 per option period), by means of substantially equal payroll deductions over the option period; provided, however, that in the event any amount remaining in a participant's withholding account at the end of an option period (which would be equal to a fractional share) is rolled over to the opening balance in a participant's withholding account for the next option period pursuant to Section 8 below (a "rollover"), such amount will be applied to the last payroll deduction for the next option period, thereby reducing the amount of that payroll deduction; further provided that the maximum of $7,500 per option period shall be reduced by the amount of any rollover. For purposes of the Plan, "compensation" shall mean all cash compensation paid to the participant by the Company. A participant may elect to change the withholding rate of his or her payroll deduction authorization by written notice delivered to the Company at least one business day prior to the first day of the option period as to which the change is to be effective. Following delivery to the Company of any payroll deduction authorization or any election to change the withholding rate of a payroll deduction authorization, appropriate payroll deductions or changes thereto shall commence as soon as reasonably practicable. All amounts withheld in accordance with a participant's payroll deduction authorization shall be credited to a withholding account for such participant.

Section 6. Grant of Options

Each person who is a participant on the first day of an option period shall as of such day be granted an option for such period. Such option shall be for the number of shares of stock to be determined by dividing (a) the balance in the participant's withholding account on the last day of the option period by (b) the purchase price per share of the stock determined under Section 7, and eliminating any fractional share from the quotient. In the event that the number of shares then available under the Plan is otherwise insufficient, the Company shall reduce on a substantially proportionate basis the number of shares of stock receivable by each participant upon exercise of his or her option for an option period and shall return the balance in a participant's withholding account to such participant.

Section 7. Purchase Price

The purchase price of stock issued pursuant to the exercise of an option shall be 85% of the fair market value of the stock at (a) the time of grant of the option or (b) the time at which the option is deemed exercised, whichever is less. "Fair market value" shall mean the fair market value as determined from time to time by the Board of Directors or, where appropriate, by the Committee (defined below), taking into account all information which the Board of Directors, or the Committee, considers relevant.

Section 8. Exercise of Options

If an employee is a participant in the Plan on the last business day of an option period, he or she shall be deemed to have exercised the option granted to him or her for that period. Upon such exercise, the Company shall apply the balance of the participant's withholding account to the purchase of the number of whole shares of stock determined under Section 6, and as soon as practicable thereafter shall issue and deliver certificates for said shares to the participant. The balance, if any, of the participant's withholding account in excess of the total purchase price of the whole shares so issued shall be applied to the opening balance in his or her withholding account for the next option period. No fractional shares shall be issued hereunder.

Notwithstanding anything herein to the contrary, the Company shall not be obligated to deliver any shares unless and until, in the opinion of the Company's counsel, all requirements of applicable federal and state laws and regulations (including any requirements as to legends) have been complied with, nor, if the outstanding stock is at the time listed on any securities exchange, unless and until the shares to be delivered have been listed (or authorized to be added to the list upon official notice of issuance) upon such exchange, nor unless or until all other legal matters in connection with the issuance and delivery of shares have been approved by the Company's counsel.

Section 9. Interest

No interest will be payable on withholding accounts.

Section 10. Cancellation and Withdrawal

Effective January 1, 2002, on or prior to June 15 or December 15, as the case may be with respect to any applicable option period, a participant who holds an option under the Plan may cancel all (but not less than all) of his or her option by written notice delivered to the Company, in such form as the Company may prescribe. Any participant who delivers such written notice shall be deemed to have canceled his or her option, terminated his or her payroll deduction authorization with respect to the Plan and terminated his or her participation in the Plan, in each case, as of the date of such written notice. In the event that any June 15 or December 15, as the case may be with respect to the applicable option period, shall be a Saturday, Sunday or day on which banks in the Commonwealth of Massachusetts are required or permitted to close, a participant may cancel his or her option by written notice given on or prior to the last business day immediately preceding such date. Following delivery of any such notice, any balance in the participant's withholding account will be returned to such participant as soon as reasonably practicable. Any participant who has delivered such notice may elect to participate in the Plan in any future option period in accordance with the provisions of Section 4.

3

Section 11. Termination of Employment

Except as otherwise provided in Section 12, upon the termination of a participant's employment with the Company for any reason whatsoever, he or she shall cease to be a participant, and any option held by him or her under the Plan shall be deemed cancelled, the balance of his or her withholding account shall be returned to him or her, and he or she shall have no further rights under the Plan. For purposes of this Section 11, a participant's employment will not be considered terminated in the case of sick leave or other bona fide leave of absence approved for purposes of this Plan by the Company or a subsidiary or in the case of a transfer to the employment of a subsidiary or to the employment of the Company.

Section 12. Death or Retirement of Participant

In the event a participant holds any option hereunder at the time his or her employment with the Company is terminated (1) by his or her retirement with the consent of the Company, and such retirement is within three months of the time such option becomes exercisable, or (2) by his or her death, whenever occurring, then such participant (or his or her legal representative), may, by a writing delivered to the Company on or before the date such option is exercisable, elect either (a) to cancel any such option and receive in cash the balance in his or her withholding account, or (b) to have the balance in his or her withholding account applied as of the last day of the option period to the exercise of his or her option pursuant to Section 8, and have the balance, if any, in such account in excess of the total purchase price of the whole shares so issued returned in cash. In the event such participant (or his or her legal representative) does not file a written election as provided above, any outstanding option shall be treated as if an election had been filed pursuant to subparagraph 12(a) above.

Section 13. Participant's Rights Not Transferable, etc.

All participants granted options under the Plan shall have the same rights and privileges. Each participant's rights and privileges under any option granted under the Plan shall be exercisable during his or her lifetime only by him or her, and shall not be sold, pledged, assigned, or otherwise transferred in any manner whatsoever except by will or the laws of descent and distribution. In the event any participant violates the terms of this Section, any options held by him or her may be terminated by the Company and, upon return to the participant of the balance of his or her withholding account, all his or her rights under the Plan shall terminate.

Section 14. Employment Rights

Neither the adoption of the Plan nor any of the provisions of the Plan shall confer upon any participant any right to continued employment with the Company or a subsidiary or affect in any way the right of the Company to terminate the employment of such participant at any time.

Section 15. Rights as a Shareholder

A participant shall have the rights of a shareholder only as to stock actually acquired by him or her under the Plan.

Section 16. Change in Capitalization

In the event of a stock dividend, stock split or combination of shares, recapitalization, merger in which the Company is the surviving corporation or other change in the Company's capital stock, the number and kind of shares of stock or securities of the Company to be subject to the Plan and to options then outstanding or to be granted hereunder, the maximum number of shares or securities which may be delivered under the Plan, the option price and other relevant provisions shall be appropriately adjusted by the Board of Directors, whose determination shall be binding on all persons. In the event of a consolidation or merger in which the Company is not the surviving corporation or in the event of the sale or transfer of substantially all the Company's assets (other than by the grant of a mortgage or security interest), all outstanding options shall thereupon terminate, provided that prior to the effective date of any such merger, consolidation or sale of assets, the Board of Directors shall either (a) return the balance in all withholding accounts and cancel all outstanding options, or (b) accelerate the exercise date provided for in Section 8, or (c) if there is a surviving or acquiring corporation, arrange to have that corporation or an affiliate of that corporation grant to the participants replacement options having equivalent terms and conditions as determined by the Board of Directors.

Section 17. Administration of Plan

The Plan will be administered by the Board of Directors. The Board of Directors will have authority, not inconsistent with the express provisions of the Plan, to take all action necessary or appropriate hereunder, to interpret its provisions, and to decide all questions and resolve all disputes which may arise in connection therewith. Such determinations of the Board of Directors shall be conclusive and shall bind all parties.

The Board may, in its discretion, delegate its powers with respect to the Plan to an Employee Benefit Plan Committee or any other committee (the "Committee"), in which event all references to the Board of Directors hereunder, including without limitation the references in Section 17, shall be deemed to refer to the Committee. A majority of the members of any such Committee shall constitute a quorum, and all determinations of the Committee shall be made by a majority of its members. Any determination of the Committee under the Plan may be made without notice or meeting of the Committee by a writing signed by a majority of the Committee members.

Section 18. Amendment and Termination of Plan

The Board of Directors may at any time or times amend the Plan or amend any outstanding option or options for the purpose of satisfying the requirements of any changes in applicable laws or regulations or for any other purpose which may at the time be permitted by law, provided that (except to the extent explicitly required or permitted herein) no such amendment will, without the approval of the shareholders of the Company, (a) increase the maximum number of shares available under the Plan, (b) reduce the option price of outstanding options or reduce the price at which options may be granted, (c) change the conditions for eligibility under the Plan, or (d) amend the provisions of this Section 18 of the Plan, and no such amendment will adversely affect the rights of any participant (without his or her consent) under any option theretofore granted.

The Plan may be terminated at any time by the Board of Directors, but no such termination shall adversely affect the rights and privileges of holders of the outstanding options.

Section 19. Approval of Shareholders

The Plan shall be subject to the approval of the shareholders of the Company, which approval shall be secured within twelve months after the date the Plan is adopted by the Board of Directors. Notwithstanding any other provisions of the Plan, no option shall be exercised prior to the date of such approval.

Section 20. Limitations

Notwithstanding any other provision of the Plan:

(a) An employee shall not be eligible to receive an option pursuant to the Plan if, immediately after the grant of such option to him or her, he or she would (in accordance with the provisions of Sections 423 and 425(d) of the Code) own or be deemed to own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the employer corporation or of its parent or subsidiary corporation, as defined in Section 425 of the Code.

(b) No employee shall be granted an option under this Plan that would permit his or her rights to purchase shares of stock under this Plan of the Company to accrue at a rate which exceeds $25,000 in fair market value of such stock (determined at the time the option is granted) for each calendar year during which any such option granted to such employee is outstanding at any time, as provided in Sections 423 and 425 of the Code.

(c) No employee shall be granted an option under this Plan that would permit him or her to withhold more than $7,500 in each option period or $15,000 per calendar year, less the amount of any rollover.

(d) No employee whose customary employment is 20 hours or less per week shall be eligible to participate in the Plan.

(e) No independent contractor shall be eligible to participate in the Plan.

Section 21. Jurisdiction and Governing Law.

The Company and each participant in the Plan submit to the exclusive jurisdiction and venue of the federal or state courts of the Commonwealth of Massachusetts to resolve issues that may arise out of or relate to the Plan or the same subject matter. The Plan shall be governed by the laws of the Commonwealth of Massachusetts, excluding its conflicts or choice of law rules or principles that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction.

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

March 28, 2002

Dear Stockholder:

I would like to take this opportunity to summarize EMC's views on corporate governance and diversity. I have been in the role of Executive Chairman of the Board since January 2001. In that capacity, I have the opportunity and the responsibility to shape EMC's Board, making sure its composition and expertise keep pace with the company's evolution. Over the past year, we've made progress in altering the makeup of our Board to reflect EMC's evolving business model, growing market opportunity, broadening product lines, and expanding international operations. So let me begin by explaining my philosophy on boards and board members.

I believe boards perform a critical review function. Even the most experienced senior management team needs a fully engaged, alert, questioning, and independent board to provide advice and counsel. And that means much is demanded of board members. When I look at potential candidates, I have the following criteria in mind: They must be men and women of integrity and stature. And they must be individuals of proven performance who've held senior positions in large organizations and have had responsibility for creating their organizations' future. It may go without saying, but potential board members must also have considerable time to devote to our company. They cannot do justice to the job if they serve on more than a handful of other boards.

Transforming a board is an evolutionary process, and our work continues. I am committed to a more independent Board composed of directors with diverse skills, experiences, and perspectives. I am pleased to say we are moving with dispatch in that direction. Today, we have fewer "insiders" on the Board than in the past — just two EMC executives. And in December we elected Windle Priem to our Board. He is Korn/Ferry's Vice Chairman and Director, and a seasoned independent professional who specializes in the strategic area of recruiting and developing human capital. Win fills the vacancy created when EMC Founder Dick Egan retired from the Board on assuming the role of U.S. Ambassador to Ireland.

Let's turn to the matter of diversity. EMC operates in one of the most ferociously competitive and rapidly expanding marketplaces in the world — information storage. We sell our products and services in more than 100 countries. Our collective ability to understand and respond to the needs of customers from so many countries and cultures — something we do exceptionally well — is definitely enabled by the diversity of our workforce. Consider our engineering community. Today we have more than 30 nationalities represented, world-class engineers and scientists who speak more than 40 languages, enabling us to pair customers with engineers who speak their native language. This breadth of diversity did not happen by chance. We've cultivated it for more than a decade.

Women hold positions of tremendous influence within EMC — nearly a dozen at the officer level in functions essential to our company, including finance, treasury, information technology, engineering, human resources, and investor relations. We take great care to recruit and retain a diverse work force and to be a magnet for men and women of exceptional competence.

This first decade of the 21st century will see a transformation of corporate governance and a reinvigoration of corporate boards. EMC expects to be in the vanguard of this trend.

Regards,

Michael C. Ruettgers

Michael C. Ruettgers
Executive Chairman

EMACM-LTR-02

EMC CORPORATION

ANNUAL MEETING OF STOCKHOLDERS, MAY 8, 2002
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints William J. Teuber, Jr. and Paul T. Dacier, and each of them, proxies with full power of substitution to each, to represent and to vote at the Annual Meeting of Stockholders of EMC Corporation, a Massachusetts corporation, to be held on May 8, 2002, at 10:00 a.m., local time, at EMC's facility at 21 Coslin Drive, Southborough, Massachusetts, and at any adjournments thereof, all the shares of Common Stock, par value $.01 per share, of EMC that the undersigned would be entitled to vote if personally present. The undersigned instructs such proxies or their substitutes to act on the following matters as specified by the undersigned, and to vote in such manner as they may determine on any other matters that may properly come before the meeting.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

Please sign exactly as your name(s) appear(s) on the books of EMC. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?

☒ PLEASE MARK VOTES AS IN THIS EXAMPLE

EMC CORPORATION

Mark box at right if an address change has been noted on the reverse side of this card.   ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED BELOW.

1.   Proposal 1 — Election of Directors: To elect the following nominees to the Board to serve a three-year term as Class III Directors.

Michael J. Cronin
W. Paul Fitzgerald
Joseph M. Tucci

| FOR ALL NOMINEES | ☐ | | ☐ | WITHHOLD FOR ALL NOMINEES |

☐

_____
For all nominees except as noted above

RECORD DATE SHARES:

Please be sure to sign and date this Proxy.

_____   _____
           Stockholder sign here   Co-owner sign here

_____
              Date

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 2.

2.   Proposal 2 – To amend EMC's 1989 Employee Stock Purchase Plan to increase the number of shares available under such plan by 10,000,000 shares, as described in EMC's Proxy Statement.

For	Against	Abstain
☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSALS 3 and 4.

3.   Proposal 3 — Stockholder Proposal

For	Against	Abstain
☐	☐	☐

4.   Proposal 4 — Stockholder Proposal

For	Against	Abstain
☐	☐	☐

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS SPECIFIED. IF NO CHOICE IS SPECIFIED, THEN THIS PROXY WILL BE VOTED IN FAVOR OF ELECTING THE THREE NOMINEES NOTED HEREON TO THE BOARD OF DIRECTORS TO SERVE FOR A THREE-YEAR TERM AS CLASS III DIRECTORS AND APPROVING AN AMENDMENT TO EMC'S 1989 EMPLOYEE STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE UNDER SUCH PLAN BY 10,000,000 SHARES, AND AGAINST EACH OF STOCKHOLDER PROPOSALS 3

AND 4, AS DESCRIBED IN EMC'S PROXY STATEMENT. A VOTE FOR THE ELECTION OF DIRECTORS INCLUDES DISCRETIONARY AUTHORITY TO VOTE FOR A SUBSTITUTE IF ANY NOMINEE IS UNABLE TO SERVE OR FOR GOOD CAUSE WILL NOT SERVE. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

DETACH CARD